

December 12, 2012

<u>Via Email</u>
Michael J. McElroy
General Counsel
Home Loan Serving Solutions, Ltd.
2002 Summit Boulevard, Sixth Floor
Atlanta, Georgia 30319

> **Re: Home Loan Serving Solutions, Ltd.**
>   **Amendment No. 1 to Registration Statement on**
>   **Form S-1**
>   **Filed December 7, 2012**
>   **File number 333-184715**

Dear Mr. McElroy:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus cover page</u>

1. Revise to name the lead underwriter.

<u>Previous Comment 4</u>

2. With regard to the last paragraph of the response to this comment that "… advances typically do not exceed 10% of the unpaid principal balance…," advise the staff if there are any over 20%. If so, please provide details.

Previous Comment 5

3. We note you have added that all dividends have been paid out of current earnings. In this regard, and with reference to page F-5, please advise us as to why Declaration of Dividends reflects over $2.9 million as being a reduction in Additional Paid In Capital.

Material Cayman Island and United States Federal Income Tax Considerations, page 150
Taxation of the Issuer

4. As follows, please revise, or advise:

    *   The reference on page 152 to your special counsel should be moved so that it precedes the "Taxation of the Issuer ";
    *   The section "Taxation of the Issuer" at the very beginning should use the language in (ii) on page 2 of Exhibit 8.2; and,
    *   Exhibit 8.2 should include opinions with regard to the dividends, sale, exchange and other taxable dispositions (similar to (ii) for the Issuer as referenced above).

Exhibit 5.1

5. Revise to remove the second clause in assumption 6, i.e., remove "and, at such time, the Company shall have sufficient authorized share capital in order to validly issue such Shares".

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lyon at 202-551-3421 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Attorney

By Email to: Christopher S. Auguste
cauguste@kramerlevin.com